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                             September 10, 2021

       Kelly Kirchhoff
       Chief Executive Officer
       Jangit Enterprises, Inc.
       64175 620th Street
       Atlantic, IA 50022

                                                        Re: Jangit Enterprises,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed on August 30,
2021
                                                            File No. 333-254934

       Dear Mr. Kirchhoff:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2021 letter.

       Amendment No. 2 of Registration Statement on Form S-1

       Risk Factors
       If we are unable to continue as a going concern, our securities will have little or no value. . ., page 14

   1. We note the revised disclosure on page 26 in response to prior comment 4 that your product will be able to
be completed with an infusion of $3,000,000. Please disclose that the maximum proceeds
from this offering will not be sufficient to complete development of a commercial product
and that you will need to obtain at least $1 million of additional financing. This
disclosure should also highlight that as this is a    best efforts    offering
                                                        there is no assurance
that the company will receive any proceeds from the offering.
                                                        Please similarly revise
your Liquidity and Capital Resources disclosure in MD&A.
 Kelly Kirchhoff
Jangit Enterprises, Inc.
September 10, 2021
Page 2
Use of Proceeds, page 17

2. Please reconcile for us your disclosure that you will need a $3,000,000 infusion to complete your product with your Use of Proceeds disclosure. In this regard, we note that
       $1,162,000 of proceeds if 100% of primary offering shares are sold will be used for inventory and product development and that at a minimum the company needs $450,000 gross proceeds to implement its business plan and support operations over the next twelve months. Revise to describe what implementing your business plan entails. Security Ownership of Certain Beneficial Owners and Management, page 34

3. You indicate in footnote (3) to the beneficial ownership table that Digital Research
       Solutions, Inc. plans to distribute its shares in Jangit to its shareholders. Please tell us whether this registration statement is registering the distribution of
1.5 million Jangit
       shares by Digital Research Solutions to Digital Research Solutions' shareholders. If so, revise your disclosure throughout to disclose the nature of the offering of the 1.5 million shares by Digital Research Solutions.
        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law
Clerk, at (202) 215-1319 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                              Sincerely,
FirstName LastNameKelly Kirchhoff
                                                              Division of
Corporation Finance
Comapany NameJangit Enterprises, Inc.
                                                              Office of
Technology
September 10, 2021 Page 2
cc:       Callie Tempest Jones, Esq.
FirstName LastName